UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934


                           Allied First Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   019204 10 6
                      -------------------------------------
                                 (CUSIP Number)


                       John R. Brick 1990 Revocable Trust
                 1400 Abbott Road, East Lansing, Michigan, 48823
                                  517-332-7700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 019204 10 6                  13D                     Page 2 of 5 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          John R. Brick 1990 Revocable Trust
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |_|
                                                                    (b)      |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          PF, OO
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5         CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Michigan, United States
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                            7     SOLE VOTING POWER
NUMBER OF
SHARES                                     26,000
BENEFICIALLY            --------------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                                  15,000
PERSON WITH             --------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                           26,000
                        --------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           15,000
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          41,000
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                           |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.74%
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14        TYPE OF REPORTING PERSON*

          00
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Item 1.           Security and Issuer
                  -------------------

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of Allied First Bancorp, Inc., a Maryland corporation, (the "Company"). The Company's principal executive offices are located at 387 Shuman Boulevard, Suite 120W, Naperville, Illinois 60563.

Item 2.           Identity and Background
                  -----------------------

     Mr. John R. Brick is the trustee of the John R. Brick 1990 Revocable Trust. Mr. Brick is the President and Chief Executive Officer of Brick and Associates, Inc., a company that performs asset liability management for financial institutions. The mailing address of the trust is the principal business address of Brick and Associates, Inc., 1400 Abbott Road, East Lansing, Michigan 48823. During the last five years, Mr. Brick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Brick is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

     Mr. Brick has acquired beneficial ownership of 41,000 shares of Common Stock as follows:

     (i) 15,000 shares held in Mr Brick's personal trust purchased by the trust with trust assets for an aggregate purchase price of $150,000;

     (ii) 15,000 shares held in Mr Brick's spouse's personal trust purchased by the trust with trust assets for an aggregate purchase price of $150,000;

     (iii)6,000 shares held under the Brick & Associates, Inc. Employee Profit Sharing Plan purchased by the plan with plan assets for the beneficial ownership of Mr. Brick and other participants in the plan for an aggregate purchase price of $71,850; and

     (iv) 5,000 shares held in Mr. Brick's personal trust purchased by the trust with trust assets for an aggregate purchase price of $59,250.

Item 4.           Purpose of Transaction
                  ----------------------

     All of the shares purchased and/or acquired by Mr. Brick are for investment purposes. Mr. Brick may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Company's Common Stock for investment or dispose of the Common Stock.

     Except as noted above, Mr. Brick has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g)  changes  in  the  Company's  articles  of  incorporation,   bylaws  or
instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

     As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Brick, as trustee, for the purpose of this statement is 41,000 shares representing 6.74% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

          (1) 26,000 shares over which Mr. Brick, as trustee, has sole voting and dispositive power.

          (2) 15,000 shares over which Mr. Brick has shared voting and dispositive power.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Brick, as trustee.


Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  --------------------------------------------------------------
                  Respect to the Securities of the Issuer
                  ---------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Brick and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Brick is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 10, 2002                               /s/ John R. Brick
      ----------------                               ---------------------------
                                                     John R. Brick